www.linkedin.com/in/manuelasweb (LinkedIn)

Top Skills

Analytical Skills

QA Automation

Strategy

Languages

English (Native or Bilingual)

Portuguese (Native or Bilingual)

Spanish (Full Professional)

Mandarin (Professional Working)

Certifications

GS1 Connect Standards Advocate

Honors-Awards

Global Social Benefits Institute - Fellow

CROWDFUNDxWomen Finalist

Competition Winner

Echoing Green Climate Fellowship - Finalist

Finalist, Sustainable Business Supply Chain "Champions" competition

Manuela Zoninsein

bottling the world's best tasting, highest margin, most sustainable beverages

Chicago, Illinois, United States

Summary

At Kadeya we've built a bottling plant masquerading as a vending machine, eliminating the inefficiencies of packaged beverage containers forever. For everyone. Everywhere.

Sustainability in our case actually costs LESS. Our approach captures massive efficiencies compared to single use: costs drop by 1/3, carbon footprint 75%, and plastic footprint 99.999%. Our patented station is first in the world to co-locate wash/sanitize of all types of beverages at the point of sale (to wit: we've turned down term sheets from big bevco's seeking exclusivity).

Kadeya focuses on supporting workplaces where hydration is existential – construction sites to Air Force bases, refineries to manufacturing plants – helping companies attain and report safety and sustainability goals to attract and retain top talent without the logistical headaches of pallets of bottled water or 5-gallon jugs ($15B market in the US alone). Our products are at price parity TODAY with single use packaged beverages.

Our patented kiosks vend all kinds of cold non-alcoholic beverages quickly and conveniently, from flat filtered water to carbonated, caffeinated, flavored, and enhanced beverages. Hot drinks and alcoholic beverages will be next. Best of all, we filter microplastics from our products and are on track to be the first PFAS/PFOAs-free packaged beverage in the world.

After enjoying beverages, consumers return Kadeya's patented bottles to any station in-network where they are autonomously inspected, washed, sanitized, dried, and refilled in situ. Think of us as a combo dishwasher + soda fountain in a unit the size of an upright piano.

Over 5 years and 5 commercial deployments we continue to see 99% return rates *with no penalty or deposit*. (If you can show me a higher reuse return rate, I'll take you out for a plastic-free drink!)

Just like trains (then cars) displaced the horse and wagon, we are laying the infrastructure for a beverage industry that is more profitable, better quality, and more convenient. We call ourselves the liquid railroad, and everyone wins with us.

Kadeya units are booked through 2025 and we're taking bookings for 2026. If you work at an industrial workplace, reach out to become a worker health & safety hero without sacrificing quality, convenience, or cost.

I bring to Kadeya nearly 20 years of experience in pioneering climate solutions, business development, complex enterprise sales, technology development, and early stage fundraising. We're building something legendary here. Don't sleep on it, train's leaving the station...

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Experience

Kadeya
CEO & Cofounder
June 2020 - Present (5 years 6 months)
Chicago, Illinois, United States

Kadeya provides the beverage industry with a decentralized bottling + refill system to improve costs, carbon, and consumer insights while unlocking full product traceability and recyclability.

Marble Collective
Founding Member
March 2023 - December 2024 (1 year 10 months)
Chicago, Illinois, United States

Marble Collective is a women-forward global salon that reimagines professional storytelling and connectivity. Discover and follow trailblazers, visionaries, and remarkable leaders for inspiration & insight. Membership by invitation only. Come Curious, leave inspired.

Sign up to join our beta launch coming soon at https://marblecollective.com/

Palantir Technologies

Business Development

March 2016 - March 2019 (3 years 1 month)

NYC

Spearheaded international business development deployments in 4 new global markets. Led executive and day-to-day client relationships while overseeing in-house product development for successful data transformation, IT, and change enablement projects in the world's leading institutions.

InstaAgro

3 years 2 months

Strategic Advisor

March 2016 - August 2018 (2 years 6 months)

São Paulo Area, Brazil

InstaAgro is a marketplace in Brazil selling agricultural inputs for smallholder farmers. It is the first online store specializing in the daily life of smallholder rural producers, allowing them to buy the inputs their crops need, without leaving home.

CMO + Co-founder

July 2015 - March 2016 (9 months)

NYC

Selected, hired, and managed the founding team of our cross-border startup (China-Brazil), raising the first round of angel investment, winning a spot in the competitive Wayra/Telefónica Accelerator in São Paulo, and garnering government support from Brazil's Ministry of Science, Technology and Innovation.

Smart Agriculture Analytics

Founder, CEO

August 2012 - July 2015 (3 years)

Beijing, China

Smart Agriculture Analytics evaluates the sustainable agricultural technology market opportunity in China for foreign agritech suppliers and investors by supplying news, analysis, research and data.

Dell

Asia Bureau Chief

October 2009 - July 2010 (10 months)

Oversaw the development and launch of the Mandarin edition of "Take Your Own Path" branding and advertising campaign for Dell Greater China focused on regional SMBs.

Newsweek
Beijing Reporter
October 2007 - September 2009 (2 years)

Reported leading up to, through and following the 2008 Olympic Games on Beijing's quickly evolving landscape. Stories included a cover feature on Social Network Sites among youth, agriculture modernization, commodities exchange with Brazil, ethnic minority tensions prior to the Olympics, and urban improvement projects for the physically handicapped.

Council on Foreign Relations
Latin American Studies
May 2007 - August 2007 (4 months)
New York City

-Conducted research on cross-border remittances, Brazil-Bolivia relations, energy trade with Venezuela
-Translated daily Latin American news (Portuguese, Spanish)
-Contributed to and edited parts of the Latin America Task Force Report 2008

mcgarrybowen, LLC
Brand Planner + Strategist
July 2005 - May 2007 (1 year 11 months)

Founding member of the Strategy department under the leadership of Chief Strategic Officer Stewart Owen. Contributed to strategic development for clients counting Chevon, Crayola, JPMorgan, Kraft, WSJ.com; project managed the global launch of InBev's Brazilian beer brand, Brahma. Founded McGarryBowen summer internship program.

Goldenberg Hehmeyer Trading Co Ltd
Chicago Board of Trade
June 2000 - August 2001 (1 year 3 months)
Chicago

Worked on the floor of the futures commodities market.

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Education

Harvard University

BA, Social Studies, Latin American Studies · (2001 - 2005)

University of Oxford
MSc, Modern Chinese Studies · (2010 - 2011)

Massachusetts Institute of Technology
MBA, focused on Management, Sustainability, Analytics · (September 2018 - May 2020)

Tsinghua University
Chinese language, agricultural policy, business · (2011 - 2012)

National Taiwan University
ICLP, Mandarin · (2009 - 2010)